Exhibit 21.1

Principal Subsidiaries of Webull Corporation

Subsidiaries	Jurisdiction of Incorporation
Webull Financial LLC	USA
Webull Advisors, LLC	USA
Webull Technologies Inc.	USA
Webull Pay LLC	USA
Webull Securities (Singapore) Pte. Ltd.	Singapore
Webull Technologies Pte. Ltd.	Singapore
Webull Securities (Japan) Co. Ltd.	Japan
Webull Securities (UK) Ltd	UK
Webull Securities (Australia) Pty. Ltd	Australia
Webull Securities (Canada) Limited	Canada
Webull Securities (Malaysia) Sdn. Bhd.	Malaysia
PT Webull Sekuritas Indonesia	Indonesia
Webull Securities (Thailand) Co. Ltd.	Thailand
Webull Securities Limited	PRC (Hong Kong)
Hunan Weibu Information Technology Co., Ltd.	PRC
Webull Securities South Africa (Pty) Ltd	South Africa
Webull Securities (Europe) B.V.	Netherlands